

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

July 22, 2008

VIA U.S. MAIL

Mr. Mark Du
Chief Financial Officer
Jinpan International Limited
560 Sylvan Avenue, 3rd Floor
Englewood Cliffs, New Jersey 07632

>   **Re: Jinpan International Limited**
>   **Form 20-F for the year ended December 31, 2007**
>   **Filed June 20, 2008**
>   **File No. 001-14742**

Dear Mr Du:

　　　　We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　Angela Crane
　　　　　　　　　　　　　　　　　　　Branch Chief